BEMAX INC.

Division of Corporation Finance

Office of Manufacturing

US Securities and Exchange Commission

Washington, D.C. 20549

Re: Bemax, Inc.

Offering Statement on Form 1-A Post-Qualification Amendment No. 1

Filed December 7, 2022

File No. 024-11606

Sir/Madam:

The undersigned, Bemax, Inc., a corporation organized under the laws of the State of Nevada, in connection with its referenced filing of Form 1-A, request acceleration of its Qualification to prior to close of business December 9, 2022, or as soon as possible thereafter. Thank you,

Respectfully Submitted,
Bemax, Inc.

By:
Taiwo Amasiko
President and CEO